1934 Act Registration No. 1-14700

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2012

Commission File No.: 001-04192

MFC Industrial Ltd.

(Translation of Registrant’s name into English)

Suite #1620 - 400 Burrard Street,

Vancouver, British Columbia, Canada V6C 3A6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ☐

September 30,	September 30,	September 30,	September 30,	September 30,
NEWS RELEASE
			Corporate	Investors
			MFC Industrial Ltd.	Allen & Caron Inc.
			Rene Randall	Joseph Allen
			1 (604) 683-8286 ex 224	1 (212) 691-8087
			rrandall@bmgmt.com	joe@allencaron.com

MFC INDUSTRIAL ACQUIRES DISTRESSED IRON ORE MINE

NEW YORK (January 4, 2012) . . . MFC Industrial Ltd. (“MFC” or the “Company”) (NYSE: MIL) today announces that it has acquired, together with its partner in the project, the troubled Pea Ridge Iron Ore Mine located in Sullivan, Missouri, USA. There were numerous contractual disputes and lawsuits with the previous owners of the mine, which have now been settled.

We are very pleased to have partnered with Alberici Group, Inc. (“Alberici”), a Missouri based multinational design-build and construction services firm with a strong presence in the region, which also holds an equal interest in the project. Alberici has successfully operated in the water, manufacturing, building, heavy industrial, including mining, and automotive markets for three generations. The firm is highly respected in each of their markets and has a long history in complex and specialized project areas. With Alberici, we will jointly develop the Pea Ridge Mine, including working towards completing a Canadian National Instrument 43-101 (“NI 43-101”) compliant feasibility study on the project, with the mandate to re-open the underground mine, including exploiting the site’s existing large tailings accumulation and exploring other areas for ferrous mineral production.

Further information regarding the Pea Ridge Mine project and the Company’s plans in addition to that provided in this news release will be made available in due course as the Company and its partner finalize work plans and complete technical reports for the project. Accordingly, the Company is limited from providing further information regarding the Pea Ridge Mine and its plans until such reports are completed.

The Company previously acquired various secured debt and interests respecting the properties, with the Company’s investment to date, including professional fees, being approximately US$13.0 million to acquire its indirect 50% interest in the Pea Ridge Mine. The previous owners will now retain a 2.6% net smelter returns royalty on ferrous minerals produced at the mine. Additionally, the previous owners hold 70% of a new entity which has a mineral license respecting non-ferrous minerals at the mine, with the remaining 30% of such entity indirectly held jointly by MFC and Alberici.

The Pea Ridge Mine operated as an underground mine between 1963 and 2001, and was originally developed as a partnership between Bethlehem Steel and St. Joe Minerals, operating as the Meramec Mining Company. From 1981 to 1987 the mine was operated by Fluor and was subsequently acquired by Woodridge Resources until its closure in 2001. The Pea Ridge Mine project includes the historic mine deposit along with a large tonnage of tailings material. Historic data and records indicate that approximately 58.5 million short tons of iron ore were removed from the mine between 1963 and 2001.

Since 2001, operations at the Pea Ridge Mine have been limited to reclamation of resource settlement ponds located below the historical production facilities. During such period, the prior owners completed iron resource estimates respecting the Pea Ridge Mine project that were not NI 43-101 compliant. A historical resource estimate prepared in February 2008 and commissioned by the prior owners of the project, which included the approximately 58.5 million short tons of ore previously mined, estimated an in situ measured iron resource in all categories of mineralized material, except the breccia pipes located on the property, of 94.1 million short tons averaging an estimated 58.0% total iron, including 50.8% magnetic iron (almost all as the mineral magnetite), an indicated iron resource of 94.1 million short tons averaging an estimated 58.9% total iron, including 51.9% magnetic iron and an inferred iron resource of 54.9 million short tons averaging an estimated 55.9% total iron, including 40.6% magnetic iron.

The foregoing resource estimates are before beneficiation and were based on prior data and reports obtained and prepared by previous operators and their consultants. The Company has not completed the work necessary to verify the classification of the mineral resource estimates as current mineral resources under NI 43-101. Accordingly, the Company is not treating the historical resource estimates as current defined resources and, therefore, they should not be relied upon. However, the Company is providing these historical results and estimates of remaining iron resources to provide an indication of the potential of the Pea Ridge Mine project and believes such information is relevant to its future development plans. The Pea Ridge Mine will require further evaluation, which the Company and its partner intend to carry out in due course. Further, a NI 43-101 compliant feasibility study has not been completed and there is no certainty that the project will be economically viable.

The iron ore deposit’s location is served by paved highways connecting to the U.S. Interstate highway system, and in addition has a presently unused rail spur line connecting to the Union Pacific railway system. The acquisition also includes a leasehold interest in riverfront land suitable for creating a deep water port for transportation on the Mississippi River.

Michael Smith, the Company’s Chairman and Chief Executive Officer, commented: “We are pleased to have settled all legal disputes with the previous owners of the Pea Ridge Mine.

With Alberici we have an excellent and equal partner, with a strong presence and reputation in the region. With their local knowledge and experienced engineers and professionals, they bring much added value and will continue to enhance this previously distressed project.”

About Alberici

Alberici is a third generation Missouri-based design-build and construction services company. To obtain further information on Alberici, please visit their website at www.alberici.com.

About MFC Industrial Ltd.

MFC Industrial Ltd. is a global commodities supply chain company that sources and delivers commodities and materials to clients all over the world, with a special expertise on the financing and risk management aspects of the business.

To obtain further information on the company, please visit our website at www.mfcindustrial.com.

Cautionary Note on Historical Resource Estimates

As a reporting issuer in Canada, the Company is required by Canadian law to provide disclosure in accordance with NI 43-101. Accordingly, you are cautioned that the information contained in this press release may not be comparable to similar information made public by U.S. companies under the United States federal securities laws and the rules and regulations thereunder. In particular, the terms “measured resource”, “indicated resource” and “inferred resource” as used in this press release are not defined in Securities and Exchange Commission (the “SEC”) Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into mineral reserves with demonstrated economic viability. In addition, the estimation of inferred resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

Disclaimer for Forward-Looking Information

This document contains statements which are, or may be deemed to be, “forward-looking statements” which are prospective in nature, including regarding the exploration and development of the Pea Ridge Mine project and the Company’s plans and intentions for the project. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as “plans”, “expects”, “estimates”, “intends”, “anticipates” “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, revenues, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause the Company’s actual results, revenues, performance or achievements to differ materially from expectations include, among other things: (i) commodities price volatility and changes in global prices of iron ore and steel; (iii) general economic and market conditions; (iii) the availability of suitable financing necessary to complete development plans; (iv) unanticipated grade, geological, metallurgical, processing or other problems; (v) risks related to exploration, development and construction of a previously shut-down mine project, including the suitability and integrity of historic mine structures; (vi) delays in obtaining or failures to obtain or maintain requisite environmental permits or governmental or project approvals; (vii) potential title and litigation risks inherent with the acquisition of such distressed assets; and (viii) other factors beyond the Company’s control. Such forward-looking statements should therefore be construed in light of such factors. Other than in accordance with its legal or regulatory obligations, the Company is not under any obligation and the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additional information about these and other assumptions, risks and uncertainties are set out in the Company’s MD&A for the three and nine months ended September 30, 2011, which has been filed with Canadian securities regulators and filed on Form 6-K with the United States Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MFC INDUSTRIAL LTD.

By:	/s/ Michael Smith
Michael Smith Chairman, President and Chief Executive Officer

Date: January 9, 2012